FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    ☒    Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐    No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

National Bank of Greece S.A.

NBG Group

Interim Financial Statements

30 September 2017

November 2017

Statement of Financial Position

as at 30 September 2017

		Group
€ million	Note	30.09.2017	31.12.2016
ASSETS
Cash and balances with central banks		1,208	1,501
Due from banks		1,886	2,227
Financial assets at fair value through profit or loss		1,744	1,879
Derivative financial instruments		3,563	4,482
Loans and advances to customers	7	38,072	41,643
Investment securities	8	4,500	12,882
Investment property		867	869
Investments in subsidiaries		—	—
Equity method investments		8	7
Goodwill, software and other intangible assets		123	137
Property and equipment		1,076	1,286
Deferred tax assets		4,917	5,078
Insurance related assets and receivables		—	515
Current income tax advance		432	596
Other assets		1,637	1,704
Non-current assets held for sale	9	5,810	3,725
Total assets		65,843	78,531

LIABILITIES
Due to banks	10	9,855	18,188
Derivative financial instruments		3,798	5,169
Due to customers	11	38,795	40,459
Debt securities in issue	12	288	536
Other borrowed funds	12	173	137
Insurance related reserves and liabilities		—	2,207
Deferred tax liabilities		6	6
Retirement benefit obligations		255	269
Current income tax liabilities		7	11
Other liabilities		1,118	963
Liabilities associated with non-current assets held for sale	9	4,122	2,999
Total liabilities		58,417	70,944

SHAREHOLDERS’ EQUITY
Share capital	14	2,744	2,744
Share premium account	14	13,866	13,866
Less: treasury shares	14	—	(1)
Reserves and retained earnings		(9,659)	(9,707)
Amounts recognised directly in equity relating to non-current assets held for sale		(194)	5
Equity attributable to NBG shareholders		6,757	6,907

Non-controlling interests		669	680
Total equity		7,426	7,587

Total equity and liabilities		65,843	78,531

Athens, 22 November 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS (TAKIS) -ARISTIDIS A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 10 to 38 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2017

		Group
		9 month period ended
€ million	Note	30.09.2017	30.09.2016

Continuing Operations
Interest and similar income		1,387	1,511
Interest expense and similar charges		(194)	(259)
Net interest income		1,193	1,252

Fee and commission income		226	207
Fee and commission expense		(50)	(84)
Net fee and commission income		176	123

Net trading income / (loss) and results from investment securities		(114)	(78)
Net other income / (expense)		(42)	(19)
Total income		1,213	1,278

Personnel expenses		(433)	(489)
General, administrative and other operating expenses		(198)	(203)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(70)	(70)
Credit provisions and other impairment charges	4	(594)	(546)
Share of profit / (loss) of equity method investments		1	1
Profit / (loss) before tax		(81)	(29)

Tax benefit / (expense)	5	(23)	(11)
Profit / (loss) for the period from continuing operations		(104)	(40)

Discontinued Operations
Profit / (loss) for the period from discontinued operations	9	(48)	(2,891)

Profit / (loss) for the period		(152)	(2,931)

Attributable to:
Non-controlling interests		26	28
NBG equity shareholders		(178)	(2,959)

Earnings / (losses) per share - Basic and diluted from continuing operations	6	€(0.01)	€(0.01)
Earnings / (losses) per share - Basic and diluted from continuing and discontinued operations	6	€(0.02)	€(0.32)

Athens, 22 November 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS (TAKIS) —ARISTIDIS A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 10 to 38 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2017

		Group
		9 month period ended
€ million	Note	30.09.2017	30.09.2016

Profit / (loss) for the period		(152)	(2,931)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		65	57
Currency translation differences, net of tax		(40)	2,583
Cash flow hedge, net of tax		—	(20)
Net investment hedge, net of tax		2	338
Total of items that may be reclassified subsequently to profit or loss		27	2,958

Other comprehensive income / (expense) for the period, net of tax	15	27	2,958

Total comprehensive income / (expense) for the period		(125)	27

Attributable to:
Non-controlling interests		26	26
NBG equity shareholders		(151)	1

Athens, 22 November 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS (TAKIS) —ARISTIDIS A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 10 to 38 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2017

	Group
	3 month period ended
€ million	30.09.2017	30.09.2016

Interest and similar income	440	495
Interest expense and similar charges	(62)	(78)
Net interest income	378	417

Fee and commission income	77	70
Fee and commission expense	(20)	(19)
Net fee and commission income	57	51

Net trading income / (loss) and results from investment securities	(73)	(26)
Net other income / (expense)	(8)	(1)
Total income	354	441

Personnel expenses	(147)	(166)
General, administrative and other operating expenses	(68)	(69)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets	(23)	(22)
Credit provisions and other impairment charges	(154)	(176)
Profit / (loss) before tax	(38)	8

Tax benefit / (expense)	(6)	(6)
Profit / (loss) for the period from continuing operations	(44)	2

Discontinued operations
Profit / (loss) for the period from discontinued operations	19	21
Profit / (loss) for the period	(25)	23

Attributable to:
Non-controlling interests	10	7
NBG equity shareholders	(35)	16

Earnings / (losses) per share - Basic and diluted from continuing operations	€(0.01)	€(0.00)
Earnings / (losses) per share - Basic and diluted from continuing and discontinued operations	€(0.00)	€0.00

Athens, 22 November 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS (TAKIS) —ARISTIDIS A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 10 to 38 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2017

		Group
		3 month period ended
€ million	Note	30.09.2017	30.09.2016

Profit/(loss) for the period		(25)	23

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		42	38
Currency translation differences, net of tax		(13)	(19)
Total of items that may be reclassified subsequent to profit or loss		29	19

Other comprehensive income/(expense) for the period, net of tax		29	19

Total comprehensive income/(expense) for the period		4	42

Attributable to:
Non-controlling interests		10	7
NBG equity shareholders		(6)	35

Athens, 22 November 2017

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS (TAKIS) —ARISTIDIS A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 10 to 38 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 30 September 2017

	Attributable to equity holders of the parent company
€ million	Share capital	Share premium	Treasury shares	Contingent Convertible Securities	Available- for-sale securities reserve	Currency translation reserve	Net investment hedge	Cash flow hedge	Defined benefit plans	Other reserves & Retained earnings	Total	Non- controlling Interests	Total
	Ordinary shares	Ordinary shares
Balance at 1 January 2016	2,744	13,866	(1)	2,029	11	(2,522)	(457)	20	(164)	(6,427)	9,099	725	9,824
Other Comprehensive Income/ (expense) for the period	—	—	—	—	57	2,434	338	(20)	—	151	2,960	(2)	2,958
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	(2,959)	(2,959)	28	(2,931)
Total Comprehensive Income / (expense) for the period	—	—	—	—	57	2,434	338	(20)	—	(2,808)	1	26	27
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	(2)	(2)	(8)	(10)
Dividend distribution	—	—	—	—	—	—	—	—	—	—	—	(35)	(35)
Transfer to retained earnings	—	—	—	—	—	—	—	—	20	(20)	—	—	—
(Purchases)/ disposals of treasury shares	—	—	1	—	—	—	—	—	—	—	1	—	1
Balance at 30 September 2016	2,744	13,866	—	2,029	68	(88)	(119)	—	(144)	(9,257)	9,099	708	9,807
Movements to 31 December 2016	—	—	(1)	(2,029)	(16)	(35)	—	—	(19)	(92)	(2,192)	(28)	(2,220)
Balance at 31 December 2016 and at 1 January 2017	2,744	13,866	(1)	—	52	(123)	(119)	—	(163)	(9,349)	6,907	680	7,587
Other Comprehensive Income/ (expense) for the period	—	—	—	—	65	(39)	2	—	2	(3)	27	—	27
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	(178)	(178)	26	(152)
Total Comprehensive Income / (expense) for the period	—	—	—	—	65	(39)	2	—	2	(181)	(151)	26	(125)
Dividend distribution	—	—	—	—	—	—	—	—	—	—	—	(37)	(37)
(Purchases)/ disposals of treasury shares	—	—	1	—	—	—	—	—	—	—	1	—	1
Balance at 30 September 2017	2,744	13,866	—	—	117	(162)	(117)	—	(161)	(9,530)	6,757	669	7,426

The notes on pages 10 to 38 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 September 2017

	Group
	9-month period ended
€ million	30.09.2017	30.09.2016
Cash flows from operating activities
Profit / (loss) before tax	(109)	(2,885)
Adjustments for:
Non-cash items included in income statement and other adjustments:	821	3,939

Depreciation and amortisation on property & equipment, intangibles and investment property	77	120
Amortisation of premiums /discounts of investment securities, debt securities in issue and borrowed funds	(19)	(30)
Credit provisions and other impairment charges	779	719
Provision for employee benefits	10	17
Share of (profit) / loss of equity method investments	(2)	(1)
Result from fair value hedges	42	—
Dividend income from investment securities	(2)	(4)
Net (gain) / loss on disposal of property & equipment and investment property	(2)	(3)
Net (gain) / loss on disposal of investment securities	(33)	(64)
Net (gain) / loss on disposal of subsidiaries	(40)	3,069
Accrued interest from financing activities and results from repurchase of debt securities in issue	3	55
Valuation adjustment on instruments designated at fair value through profit or loss	(8)	23
Other non-cash operating items	16	38

Net (increase) / decrease in operating assets:	1,819	(979)
Mandatory reserve deposits with Central Bank	333	(596)
Due from banks	(440)	(255)
Financial assets at fair value through profit or loss	(5)	(297)
Derivative financial instruments assets	824	(412)
Loans and advances to customers	1,113	646
Other assets	(6)	(65)

Net increase / (decrease) in operating liabilities:	(9,050)	(6,648)
Due to banks	(8,250)	(7,210)
Due to customers	(28)	188
Derivative financial instruments liabilities	(1,073)	60
Retirement benefit obligations	(14)	(20)
Insurance related reserves and liabilities	48	(50)
Income taxes paid	119	(53)
Other liabilities	148	437
Net cash from / (for) operating activities	(6,519)	(6,573)

Cash flows from investing activities
Participation in share capital increase/(decrease) of subsidiaries	—	—
Disposals of subsidiaries, net of cash disposed	476	3,012
Disposal of equity method investments	9	1
Dividends received from investment securities & equity method investments	2	4
Purchase of property & equipment, intangible assets and investment property	(139)	(108)
Proceeds from disposal of property & equipment and investment property	11	12
Purchase of investment securities	(3,563)	(3,227)
Proceeds from redemption and sale of investment securities	9,758	4,876
Net cash (used in) / provided by investing activities	6,554	4,570

Cash flows from financing activities
Proceeds from debt securities in issue and other borrowed funds	316	1,494
Repayments of debt securities in issue, other borrowed funds and preferred securities	(517)	(1,157)
Proceeds from disposal of treasury shares	23	26
Repurchase of treasury shares	(22)	(26)
Dividends paid to non-controlling interests	(37)	(35)
Share capital issue costs	—	(30)
Net cash from/ (for) financing activities	(237)	272
Effect of foreign exchange rate changes on cash and cash equivalents	(9)	(36)
Net increase / (decrease) in cash and cash equivalents	(211)	(1,767)
Cash and cash equivalents at beginning of period	2,218	4,192
Cash and cash equivalents at end of period	2,007	2,425

The notes on pages 10 to 38 form an integral part of these financial statements

Notes to the Financial Statements

Group

NOTE 1:  General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Register number G.E.MH. 237901000), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors, the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 177 years of operation, the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, UK, South East Europe (“SEE”) which includes Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors

Panayotis (Takis) - Aristidis  A. Thomopoulos

The Non-Executive Vice Chairman of the Board of Directors

Costas P. Michaelides (1)

Executive Members

The Chief Executive Officer

Leonidas E. Fragkiadakis

The Deputy Chief Executive Officers

Dimitrios G. Dimopoulos

Paul K. Mylonas

Non-Executive Members

Eva Cederbalk

Independent Non-Executive Members

Petros Sabatacakis

Charalampos A. Makkas

Marianne T. Økland

Arthur Michael Royal Ross Aynsley

Claude Edgar L.G.Piret

Hellenic Financial Stability Fund representative

Panagiota S. Iplixian

(1) On 1 November 2017, Costas P. Michaelides  was elected as the Non-Executive Vice Chairman of the Board of Directors.

Directors are elected by the Bank’s General Meeting of Shareholders for a maximum term of 3 years and may be re-elected. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2018.

These interim financial statements have been approved for issue by the Bank’s Board of Directors on 22 November 2017.

Notes to the Financial Statements

Group

NOTE 2:  Summary of significant accounting policies

2.1  Basis of preparation

The condensed interim consolidated financial statements as at and for the 9 month period ended 30 September 2017 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements as at and for the year ended 31 December 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2  Going concern

Liquidity

Total Eurosystem funding was significantly reduced as of 30 September 2017 to €6.0 billion (31 December 2016: €12.3 billion), of which €3.8 billion from ECB (31 December 2016: €6.7 billion) and €2.2 billion from ELA (31 December 2016: €5.6 billion). Furthermore, as of 30 September 2017 the Bank had entered into secure interbank transactions with foreign financial institutions of €2.8 billion, while the Bank’s ELA liquidity buffer stood at €10.2 billion (cash value). In October 2017, the Bank re-accessed the markets through an €750 million issue of a covered bond.

Capital adequacy

The Group’s Common Equity Tier 1 (“CET1”) ratio at 30 September 2017 was 16.8% (see Note 17).

Macroeconomic developments

After a slight decline of 0.2% year-over-year (“y-o-y”), in real Gross Domestic Product (“GDP”, in constant prices), GDP growth entered positive territory in the first half of 2017 (+0.6%, y-o-y), supported by exporting activity and resilient private consumption (7.4% y-o-y and 1.0% y-o-y, respectively, in the same period). Deflation ended during this period, with the GDP deflator increasing by 0.1%, in the first half of 2017, following an annual average decline of 1.2% in 2012-2016. A solid improvement in a significant number of coincidence and economic confidence indicators in the second quarter of 2017 and, especially, in the third quarter of 2017 (with some of these indicators reaching multi-year highs in the third quarter of 2017) suggest that economic activity is going to gain additional traction in the second half of 2017. This trend is expected to be buoyed by inflows of the Third Program funding (including funds for general government arrears clearance), a supportive impact on disposable income from the sustainable improvement in labour market conditions (increase in employment of 2.0%, y-o-y, in 2016 and in the first seven months of 2017, respectively) and a strong tourism performance — with tourism revenue growth (+12.1% y-o-y in June-August 2017) keeping up with arrivals growth (+12.5%, y-o-y, in June-August 2017) — which jointly provide a significant impetus to GDP growth. Against this backdrop, real GDP growth is expected to reach +2.0%, y-o-y, on average, in 2017, according to the latest estimates of the European Commission and the International Monetary Fund (the “IMF”). However, the recovery remains susceptible to downside risks related, inter alia, to the additional fiscal effort to meet the medium term fiscal targets, a slower-than-expected improvement in liquidity conditions and the still vulnerable financial position of a significant number of business entities and households, following the multiyear crisis. Adverse external factors affecting export demand or financial and monetary conditions internationally could weigh on Greece’s economic performance.

On the fiscal front, Greece has overperformed strongly in comparison with the Third Program target in 2016, for a second consecutive year, achieving a primary surplus of 3.8% of GDP in General Government budget (according to the Program definition), compared to a targeted surplus of 0.5% of GDP in the same period. Greece’s State budget continues to over perform in the first nine months of 2017, with the primary surplus in State budget reaching 2.6% of GDP compared with 2.2% of GDP in the first nine months of 2016. The Draft Government budget for 2018, which was released in October 2017, foresees a primary surplus at a General Government level (according to Program definition) of 2.2% of GDP in FY:2017. Nonetheless, maintaining this favourable momentum in the remaining months of 2017 remains highly dependent on an increasing revenue performance, which, in turn, will weigh on private sector’s financial position. The above trends, increase the credibility of the adjustment effort for 2018, when the respective Program target for the primary surplus is particularly demanding (3.5% of GDP). In fact, the Draft Government budget, foresees a general government primary surplus of 3.6% of GDP in 2018, which will be supported by the implementation of new fiscal measures combined with favourable cyclical and efficiency effects on public revenue and spending. Nonetheless, the achievement of this target is expected to have, again, a negative impact on economic activity in 2018.

As regards to the recent disbursements of Program financing, following the completion of the second review of the Third Program in June 2017, the Institutions approved the disbursement of the third tranche of the ESM Program amounting to €8.5 billion “to cover current

Notes to the Financial Statements

Group

financing needs, arrears clearing, and possibly room to start building up a cash buffer”. The amount was planned to be released in various instalments. More specifically, the first instalment of this tranche amounting to €7.7 billion was received on 10 July 2017, following the ESM Board approval on 7 July, 2017. The disbursement of an additional instalment of €0.8 billion for arrears clearance was approved by the ESM Board of Directors on 26 October 2017, following the compliance with the Program requirements concerning the clearance of arrears.

The General Government debt to GDP ratio reached 180.8% in 2016 and is estimated to decline to 178.5% in 2017 and follow a downward trend by end-2018 onwards, according to the average estimate of the Greek Government and IMF’s forecasts. However, the above development is conditional on the pace of GDP growth and the achievement of fiscal targets, while a sustainable reduction of gross debt as per cent of GDP is highly dependent on the provision of additional concession from official lenders, especially as regards the EFSF and ESM loans. As regards the issue of Hellenic republic’s debt sustainability, the Eurogroup of 25 May, 2016 committed to provide new conditional concessions with a view to lower medium-to-longer term debt servicing costs by agreeing on a package of debt measures, which will be phased in progressively and subject to the pre-defined conditionality under the ESM Program.

On 23 June 2017, Moody’s upgraded Greece’s sovereign bond rating to ‘Caa2’ and changed the outlook to positive, reflecting its view that the prospects for a successful conclusion of Greece’s Third Program have improved, a development that raises the likelihood of provisions of additional debt relief by the official lenders. On 18 August 2017, Fitch Global Ratings upgraded Greece’s sovereign rating by one notch to ‘B-’ and revised its outlook to positive, while S&P also revised its outlook to positive on 21 July 2017 affirming, however, its ‘B-’ long-term sovereign rating on the Hellenic Republic. The key drivers for the rating agencies decisions were declining uncertainty, recovering economic growth, improving fiscal credibility, alongside improving prospects for the provision of further official debt relief.

The completion of the review and the provision by Eurogroup on 15 June 2017 of further detail on the medium and longer-term strategy for ensuring sovereign debt-servicing sustainability lowered further sovereign bond yield bringing the 10-year GGB yield at a 7 1/2 -year low and contributed to a notable decline of the yields at shorter maturities, while in the period between August-October 2017, 10-year GGB yield remained stabilized at 5.5% on average.

On 25 July 2017, the Hellenic Republic successfully issued through syndication a new 5-year benchmark bond, alongside a tender to buy back an outstanding 5-year bond issued in 2014. This was the first attempt in 3 years to tap markets, and the total amount raised was €3.0 billion, with the coupon set at 4.375% and the implied yield at 4.625%. The capacity of the Hellenic Republic to re-access markets for financing its maturing debt on a sustainable basis is a critical step for the return of the country to economic normalcy and thus, additional successful attempts for new debt issuance in the following quarters will be crucial for ensuring a smooth disengagement from program financing as the Third Program is planned to end in August 2018. A timely completion of the Third Review, along with the provision of further detail on the specifics of the medium and long-term strategy for reducing public debt servicing costs is expected to support the efforts of the Hellenic Republic to access the markets on a sustainable basis.

Going concern conclusion

Management concluded that the Bank is a going concern after considering (a) its current access to the Eurosystem facilities (b) the Bank’s and the Group’s CET1 ratio of 30 September 2017 and (c) the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators, as discussed above.

2.3  Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards effective from 1 January 2017, as issued by the IASB

• IAS 12 (Amendments) Recognition of Deferred Tax Assets for Unrealised Losses (effective for annual periods beginning on or after 1 January 2017).  This amendment clarifies the following aspects: Unrealised losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use. The carrying amount of an asset does not limit the estimation of probable future taxable profits. Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.  An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilisation of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

• IAS 7 (Amendments) Disclosure Initiative (effective for annual periods beginning on or after 1 January 2017). The amendment requires that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

• Annual Improvements to IFRS Standards 2014—2016 Cycle.

The amendments impact the following standards:

IFRS 12 - Clarifies the scope of the standard by specifying that the disclosure requirements in the standard, except for those in paragraphs B10—B16, apply to an entity’s interests listed in paragraph 5 that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (effective for annual periods beginning on or after 1 January 2017).

Notes to the Financial Statements

Group

As at 30 September 2017, the above amendments and improvements to IFRS Standards have not been endorsed by the EU.  Consequently, the Group has not applied the said amendments and improvements; however the Group does not expect any significant impact on its interim financial statements from their implementation.

IFRS 9 “Financial Instruments” effective for annual periods beginning on or after 1 January 2018, as issued by the IASB.

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended (a) in October 2010 to include requirements for the classification and measurement of financial liabilities and (b) in November 2013 to include the new requirements for general hedge accounting. In July 2014, the final version of IFRS 9, which supersedes all previous versions, was issued mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a “fair value through other comprehensive income” (FVTOCI) measurement category for certain simple debt instruments. Key requirements of IFRS 9:

•                  All recognised financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are required to be subsequently measured at amortised cost or fair value. Specifically, debt instruments that are held within a business model whose objective is to collect the contractual cash flows (rather than to sell the instrument prior to its contractual maturity to realise its fair value changes) and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI, unless the asset is designated at “fair value through profit or loss (FVTPL) under the fair value option. All other debt instruments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

•                  With regard to the measurement of financial liabilities designated as FVTPL, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as FVTPL is presented in profit or loss.

•                  In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised. With the exception of purchased or originated credit-impaired financial assets, expected credit losses are required to be measured through a loss allowance at an amount equal to:

•                  the 12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date); or

•                  full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument).

•                  A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition, as well as to contract assets or trade receivables that do not constitute a financing transaction in accordance with IFRS 15. Purchased or originated credit-impaired financial assets are treated differently because the asset is credit-impaired at initial recognition. For these assets, an entity would recognise changes in lifetime expected losses since initial recognition as a loss allowance with any changes recognised in profit or loss. Under the requirements, any favourable changes for such assets are an impairment gain even if the resulting expected cash flows of a financial asset exceed the estimated cash flows on initial recognition.

The Group intends to apply the IFRS 9 for the annual period beginning on 1 January 2018. The Group has established an IFRS 9 implementation program (“the Program”) to ensure a timely and high quality implementation, in accordance with the standard and additional regulatory guidance that has been issued. The Program involves Finance, GRCAD, Management Information and IT Divisions across the Group and is overseen by a Project Steering Committee. The Committee comprises of the Deputy CEO (Chair), Group CFO, Group CRO, Group COO, Group Treasurer, Chief Credit Officer and the General Managers of Retail, Corporate Banking, Corporate Special Assets and International Activities Divisions of the Bank. A full-time Project Management Office (PMO) has been setup and a Project Manager assigned. The Program is divided into workstreams, for each of which leading Divisions and workgroup teams have been assigned. Subject matter experts have also been appointed to assist in model development of IFRS 9 compliant credit risk parameters. The Board Risk Committee, Audit Committee and Board of Directors are regularly updated by the Executive Management on the status of the Program.

The Group shall apply IFRS 9 retrospectively, but has elected not to restate prior periods, in accordance with the transitional provisions of IFRS 9. Therefore, the comparative information for 2017 that will be included in the interim and annual financial statements of the Group for 2018, will be reported under IAS 39 and shall not be comparable to the information presented for 2018. Any differences arising from the adoption of IFRS 9 shall by recognized directly in retained earnings as of 1 January 2018.

Notes to the Financial Statements

Group

Although the Group expects that IFRS 9 will result in a negative impact of the Group’s financial assets, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until further progress is made towards the completion of the Program.

In October 2017, the European Parliament, the European Council and the European Commission have come to an agreement for a 5 year transitional period, in which institutions will be allowed to include in its CET1 capital a portion of the increased loan loss provisions, in order to mitigate the impact of IFRS 9 on own funds. The Group intends to apply these transitional arrangements.

2.4  Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated financial statements as at and for the year ended 31 December 2016.

NOTE 3:  Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small-sized companies (companies with annual turnover of up to €2.5 million) except for exposures transferred to the Special Assets Unit (“SAU”). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies and shipping finance except for exposures transferred to the SAU and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Special Assets Unit (SAU)

In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of the Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013, the Bank established the SAU, which has the overall responsibility for the management of such loans to legal entities (end-to-end responsibility).

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“NIC”) and other subsidiaries in SEE and an associate in Turkey which was disposed of on 15 June 2016.

International banking operations

The Group’s international banking activities include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries. As of 31 December 2016, The South African Bank of Athens Ltd (“S.A.B.A.”), UBB and Interlease were classified as Held for Sale and Discontinued Operations and on 13 June 2017 the disposal of UBB and Interlease was completed. Furthermore, as of 30 June 2017, Banka Romaneasca S.A. (“BROM”), Vojvodjanska Banka a.d. Novi Sad (“Vojvodjanska”) and NBG Leasing d.o.o. Belgrade (“NBG Leasing doo”) were classified as Held for Sale and Discontinued Operations.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, included a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. As of 31 December 2015, Finansbank was classified as Held for Sale and Discontinued Operations and on 15 June 2016 the disposal of Finansbank was completed.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Notes to the Financial Statements

Group

9 month period ended 30.09.2017	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	389	389	92	128	—	77	—	118	1,193
Net fee and commission income	68	66	4	20	—	18	—	—	176
Other	14	(31)	(10)	(120)	—	(2)	—	(7)	(156)
Total income	471	424	86	28	—	93	—	111	1,213
Direct costs	(313)	(29)	(8)	(21)	—	(61)	—	(7)	(439)
Allocated costs and provisions(1)	(408)	(61)	(162)	(14)	—	(9)	—	(202)	(856)
Share of profit of equity method investments	—	—	—	—	—	—	—	1	1
Profit / (loss) before tax	(250)	334	(84)	(7)	—	23	—	(97)	(81)
Tax benefit / (expense)									(23)
Loss for the period from continuing operations									(104)
Non-controlling interests									(26)
Profit/(loss) for the period from discontinued operations					51	(99)			(48)
Loss attributable to NBG equity shareholders									(178)

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

Breakdown by business segment

9 month period ended 30.09.2016	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	400	422	96	132	—	83	—	119	1,252
Net fee and commission income	65	63	4	(37)	—	19	—	9	123
Other	9	(29)	(10)	(42)	—	4	—	(29)	(97)
Total income	474	456	90	53	—	106	—	99	1,278
Direct costs	(319)	(30)	(8)	(30)	—	(62)	—	(37)	(486)
Allocated costs and provisions(1)	(350)	(239)	(72)	(17)	—	(6)	—	(138)	(822)
Share of profit of equity method investments	—	—	—	1	—	—	—	—	1
Profit / (loss) before tax	(195)	187	10	7	—	38	—	(76)	(29)
Tax benefit / (expense)									(11)
Loss for the period from continuing operations									(40)
Non controlling interests									(28)
Profit /(loss) for the period from discontinued operations					15	51	(2,957)		(2,891)

Loss attributable to NBG equity shareholders									(2,959)

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

Notes to the Financial Statements

Group

	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Segment assets as at 30 September 2017
Segment assets	17,740	10,735	1,986	8,449	—	3,193	—	12,581	54,684
Deferred tax assets and Current income tax advance									5,349
Non-current assets held for sale					3,113	2,697			5,810
Total assets									65,843

Segment liabilities as at 30 September 2017
Segment liabilities	31,905	2,386	177	10,663	—	2,971	—	6,180	54,282
Current income and deferred tax liabilities									13
Liabilities associated with non-current assets held for sale					2,322	1,800			4,122
Total liabilities									58,417

Segment assets as at 31 December 2016
Segment assets	18,997	11,115	2,019	11,750	2,789	5,776	—	16,686	69,132
Deferred tax assets and current income tax advance									5,674
Non-current assets held for sale						3,725			3,725
Total assets									78,531

Segment liabilities as at 31 December 2016
Segment liabilities	34,802	76	83	18,407	2,268	4,109	—	8,183	67,928
Current income and deferred tax liabilities									17
Liabilities associated with non-current assets held for sale						2,999			2,999
Total liabilities									70,944

NOTE 4:  Credit provisions and other impairment charges

	Group
Continuing Operations	30.09.2017	30.09.2016
a. Impairment charge for credit losses
Loans and advances to customers	589	487
	589	487
b. Impairment charge for securities
Equity securities	1	1
	1	1
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	5	1
Legal and other provisions	(1)	57
	4	58

Total	594	546

Notes to the Financial Statements

Group

NOTE 5:  Tax benefit /(expense)

	Group
Continuing Operations	30.09.2017	30.09.2016

Current tax	(22)	(15)
Deferred tax	(1)	4
Tax benefit / (expense)	(23)	(11)

The nominal corporation tax rate for the Bank for 2017 and 2016 is 29%, following law 4334/16.7.2015, effective from 1 January 2015 onwards, by which the tax rate was increased from 26%. Following the tax law 4387/2016, the withholding tax on dividends distributed from 1 January 2017 onwards is increased from 10% to 15%.

On 18 May 2017 the law 4472/2017 was passed, which requires banks to pay an annual fee of 1.5% on the excess amount guaranteed by the Greek State of deferred tax assets stemming from the difference between the tax rate applicable under law 4336/2015 retrospectively from 1.1.2015 (29%) and the tax rate applicable on 30.6.2015 (26%). The law is applied retrospectively, on the DTA (eligible for DTC) recognized as of 31 December 2016. The corresponding amount for the Bank is €9 million for 2016 and €5 million for the nine month period ended 30 September 2017. The total charge of €14 million is presented within net other income / (expense).

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Note 20.

NOTE 6:  Earnings / (losses) per share

	Group
	9 month period ended
	30.09.2017	30.09.2016

Profit/(loss) for the period attributable to NBG equity shareholders from continuing operations	(130)	(68)
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing operations	(130)	(68)

Earnings/(losses) for the period from discontinued operations	(48)	(2,891)
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing and discontinued operations	(178)	(2,959)

Weighted average number of ordinary shares outstanding for basic and diluted EPS	9,145,456,227	9,146,216,362
Potential dilutive ordinary shares on contingent convertible securities (CoCos)	—	7,846,240,000
Weighted average number of ordinary shares outstanding for basic and diluted EPS	9,145,456,227	16,992,456,362

Earnings/(losses) per share - Basic and diluted from continuing operations	(0.01)	(0.01)
Earnings/(losses) per share - Basic and diluted from continuing and discontinued operations	(0.02)	(0.32)

Notes to the Financial Statements

Group

	Group
	3 month period ended
	30.09.2017	30.09.2016

Profit/(loss) for the period attributable to NBG equity shareholders from continuing operations	(54)	(6)
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing operations	(54)	(6)

Earnings/(losses) for the period from discontinued operations	19	22
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing and discontinued operations	(35)	16

Weighted average number of ordinary shares outstanding for basic EPS	9,145,185,478	9,146,299,274
Potential dilutive ordinary shares on contingently convertible bonds (CoCos)	—	7,846,240,000
Weighted average number of ordinary shares outstanding for diluted EPS	9,145,185,478	16,992,539,274

Earnings/(losses) per share - Basic and diluted from continuing operations	(0.01)	(0.00)
Earnings/(losses) per share - Basic and diluted from continuing and discontinued operations	(0.00)	0.00

On 9 December 2015, within the context of the 2015 Recapitalisation, the Bank issued Non-Cumulative Perpetual Contingent Convertible securities (“CoCos”). The Hellenic Financial Stability Fund (“HFSF”) subscribed these CoCos for the amount of €2,029 million in exchange for part of the debt securities issued by the ESM. On 15 December 2016, following the approval by the ECB the Bank fully repaid the CoCos. The effect of CoCos in the EPS calculation from continuing operations for the comparative period was antidilutive.

NOTE 7:  Loans and advances to customers

	Group
	30.09.2017	31.12.2016
Mortgages	16,741	17,992
Consumer loans	4,117	4,743
Credit cards	964	1,046
Small business lending	3,599	3,948
Retail lending	25,421	27,729
Corporate and public sector lending	23,551	25,371
Total before allowance for impairment on loans and advances to customers	48,972	53,100
Less: Allowance for impairment on loans and advances to customers	(10,900)	(11,457)
Total	38,072	41,643

As at 30 September 2017, corporate and public sector lending for the Group includes a loan to the Greek state of €5,799 million (31 December 2016: €6,174 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

During the nine month period ended 30 September 2017, €1.9 billion net loans were reclassified as Held for Sale (see Note 9).

Notes to the Financial Statements

Group

NOTE 8:  Investment securities

During the period ended 30 September 2017, €6.4 billion EFSF and ESM bonds that were provided to the Bank by HFSF were sold to ESM. Up to 20 November 2017, additional EFSF and ESM bonds of €0.7 billion were sold while the remaining balance stood at €1.0 billion. Further, €2.4 billion other bonds were classified as Held for Sale (see note 9).  The above were offset to a small extent by increasing the position in other EFSF/ESM and sovereign (non-Greek) bonds.

NOTE 9:  Non-current assets held for sale, liabilities associated with non-current assets held for sale and discontinued operations

Non-current assets held for sale at 30 September 2017 comprise of S.A.B.A., BROM, NIC, Vojvodjanska and NBG Leasing doo while at 31 December 2016 comprised of S.A.B.A., UBB and Interlease. The profit and losses from discontinued operations for the period ended 30 September 2017, comprises of S.A.B.A., UBB, Interlease, BROM, NIC, Vojvodjanska and NBG Leasing doo. The comparative profit from discontinued operations includes Finansbank and has been re-presented to also include S.A.B.A., UBB and Interlease (classified as discontinued operations in December 2016) and BROM, NIC, Vojvodjanska and NBG Leasing doo (classified as discontinued operations in June 2017).

Finansbank

On 3 November 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On 21 December 2015, the Bank’s Board of Directors approved the sale to Qatar National Bank (“QNB”) of NBG Group’s 99.81% stake in Finansbank A.S. together with NBG’s 29.87% direct stake in Finans Leasing. Furthermore, on 18 January 2016 the Extraordinary General Meeting of the Bank approved the transaction. The agreed consideration for the transaction amounted to €2,750 million. In addition, according to the agreement, QNB would repay at the closing date the €828 million subordinated debt that NBG had extended to Finansbank.

The disposal was completed on 15 June 2016 on which date control of Finansbank passed to QNB.  Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal, are disclosed in Note 19.

NBGI Private Equity Funds

On 21 December 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships (“the Funds”) located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On 2 February 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management (“the Buyers”). The agreed consideration for the transaction amounted to €288 million.

The disposal was completed on 30 September 2016 on which date control of the Funds passed to the Buyers. Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal, are disclosed in Note 19.

United Bulgarian Bank A.D. and Interlease E.A.D. (“Bulgarian operations”)

On 30 December 2016, the Bank entered into a definitive agreement with KBC Group (“KBC”) for the divestment to KBC of its 99.91% stake in UBB and its 100% stake in Interlease, its subsidiaries in Bulgaria. The agreed consideration for the sale of the two subsidiaries amounted to €610 million. On 26 April 2017 UBB made a €50 million dividend distribution to NBG, following approval of its Annual General Assembly.

The above agreement included the sale of the 30% stake in UBB-Metlife Life Insurance Company AD and 20% stake in UBB Insurance Broker AD held by Ethniki Hellenic General Insurance S.A. The consideration amounted to €10.5 million.

The disposal was completed on 13 June 2017 on which date control of Bulgarian operations passed to KBC.  Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal of the above transactions, are disclosed in Note 19 Acquisitions, disposals and other capital transactions of these financial statements.

The South African Bank of Athens Ltd

On 22 December 2016, the Group entered into a definitive agreement with AFGRI Holdings Proprietary Limited (“AFGRI”), a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.81% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to €19 million.

Closing of the transaction is expected by the first quarter of 2018 as it is subject to customary ongoing regulatory approvals, including from: (i) the South African Reserve Bank (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal (already received).

Ethniki Hellenic General Insurance S.A.

On 27 June 2017, the Bank entered into an agreement with EXIN Financial Services Holding B.V. (“EXIN”) to sell a 75% stake in NIC for a total consideration of €718 million. The Bank will retain a 25% stake in NIC.

Notes to the Financial Statements

Group

No impairment loss was recognized on reclassification of the assets and liabilities as held for sale as the agreed consideration is higher than the aggregate carrying amount of the related assets and liabilities.

Closing of the transaction is subject to the approval from the relevant Competition Authorities and the Bank of Greece and is expected to close during the first quarter of 2018.

Banca Romaneasca S.A.

On 27 July 2017, the Bank entered into a definitive agreement with OTP Bank Romania (“OTPR”) for the divestment to OTPR of its 99.28% stake in its Romanian subsidiary BROM. The agreed consideration for the sale amounts to €72 million.

Following the decision to dispose of its entire stake in BROM, the Bank, based on the agreed consideration, assessed for impairment the carrying amount of the CGU and concluded to recognize an impairment loss of €95 million at Group level.

Anti-trust approvals have been obtained and closing of the transaction is subject to approval from the National Bank of Hungary and the National Bank of Romania. Closing is expected to occur in early 2018.

Vojvodjanska Banka a.d. Novi Sad (“Vojvodjanska”) and NBG Leasing d.o.o. Belgrade (“Serbian operations”)

On 5 August 2017, the Bank entered into a definitive agreement with OTP Bank Serbia (“OTPS”) for the divestment to OTPS of its 100% stake in Vojvodjanska and 100% stake in NBG Leasing doo, its subsidiaries in Serbia. The agreed consideration for the sale amounts to €125 million.

Following the decision to dispose of its entire stake in Serbian operations, the Bank based on the agreed consideration, assessed for impairment the carrying amount of the CGUs and concluded to recognize an impairment loss of €56 million at Group level.

Anti-trust approvals have been obtained and closing of the transaction is subject to approval from the National Bank of Hungary and the National Bank of Serbia. Closing is expected to occur by the end of 2017.

Condensed income statement of discontinued operations (1)

	Group
	9 month period ended
€ million	30.09.2017	30.09.2016

Net interest income	164	663
Net fee and commission income	31	193
Earned premia net of claims and commissions	63	53
Other income	21	32
Total income	279	941
Operating expenses	(161)	(531)
Provisions and impairments	(179)	(152)
Profit/(loss) before tax	(61)	258

Tax benefit/(expense)	(21)	(35)
Profit/(loss) for the period from discontinued operations	(82)	223
Profit/(Loss) on disposal (see Note 19)	34	(3,114)
Total profit/(loss) for the period from discontinued operations (attributable to NBG equity shareholders)	(48)	(2,891)

(1) Includes UBB, Interlease, S.A.B.A., NIC, B.R.O.M., Vojvodjanska Banka a.d. Novi Sad, NBG Leasing d.o.o. Belgrade, while in 2016 Finansbank is also included. It does not include the expected gain from the disposal of NIC.

€ million	30.09.2017	30.09.2016

Cash Flows from discontinued operations

Net cash inflows/(outflows) from operating activities	11	(511)
Net cash inflows/(outflows) from investing activities	(104)	(12)
Net cash inflows/(outflows) from financing activities	(45)	96
Net Cash inflows /(outflows)	(138)	(427)

Notes to the Financial Statements

Group

Analysis of non-current assets held for sale and liabilities associated with non-current assets held for sale

	Group
ASSETS	30.09.2017(1)	31.12.2016(2)
Cash and balances with central banks	312	389
Due from banks	198	117
Financial assets at fair value through profit or loss	14	563
Derivative financial instruments	2	—
Loans and advances to customers	1,864	2,176
Investment securities	2,436	342
Investment property	93	13
Investments in subsidiaries	—	—
Equity method investments	—	9
Goodwill, software and other intangible assets	14	6
Property and equipment	134	22
Deferred tax assets	146	4
Insurance related assets and receivables	515	—
Current income tax advance	17	1
Other assets	65	83
Total assets	5,810	3,725

LIABILITIES
Due to banks	23	39
Derivative financial instruments	—	2
Due to customers	1,625	2,942
Other borrowed funds	11	2
Insurance related reserves and liabilities	2,251	—
Deferred tax liabilities	1	—
Retirement benefit obligations	11	5
Other liabilities	200	9
Total liabilities	4,122	2,999

(1) Includes S.A.B.A., Ethniki Hellenic General Insurance S.A., B.R.O.M., Vojvodjanska Banka a.d. Novi Sad, NBG Leasing d.o.o. Belgrade

(2) Includes UBB, Interlease and S.A.B.A.

NOTE 10:  Due to banks

“Due to Banks” mainly includes the Bank’s funding from the Eurosystem. During the period ended 30 September 2017 the Bank’s funding from Eurosystem decreased to €6.0 billion from €12.3 billion at 31 December 2016 mainly due the proceeds from the sale of EFSF and ESM bonds of €6.4 billion and from the disposal of UBB and Interlease of €0.8 billion (including dividends and repayment of funding).

Notes to the Financial Statements

Group

NOTE 11:  Due to customers

	Group
	30.09.2017	31.12.2016
Deposits:
Individuals	30,584	32,171
Corporate	5,577	5,461
Government and agencies	2,634	2,827
Total	38,795	40,459

	Group
	30.09.2017	31.12.2016
Deposits:
Savings accounts	18,259	18,402
Current & Sight accounts	7,400	7,705
Time deposits	12,323	13,448
Other deposits	765	858
	38,747	40,413
Securities sold to customers under agreements to repurchase	48	46
	48	46
Total	38,795	40,459

Included in time deposits are deposits, which contain one or more embedded derivatives. The Group has designated such deposits as financial liabilities at fair value through profit or loss. As at 30 September 2017, these deposits amount to €763 million (2016: €527 million) for the Group.

During the nine month period ended 30 September 2017, €1.6 billion due to customers were reclassified as liabilities associated with non-current assets held for sale (see Note 9).

Notes to the Financial Statements

Group

NOTE 12:  Debt securities in issue and other borrowed funds

The major transactions regarding debt securities in issue and other borrowed funds from 1 January 2017 to 30 September 2017 are as follows:

NBG through Sinepia d.a.c. proceeded with the partial redemption of class A1, A2, A3 and A4 notes held by third parties of €117 million, €28 million, €39 million and €62 million, respectively, because the Notes are subject to mandatory redemption in whole or in part on each interest payment date (i.e. on a quarterly basis) and only to the extent that the issuer has funds available for such purpose after making payment of any prior ranking liabilities in accordance with the agreement in force. The outstanding amounts of Sinepia d.a.c. Class A1, A2, A3, A4, M and Z notes as at 30 September 2017 are as follows:

Issuer	Description	Type of collateral	Issue date	Maturity date	Outstanding amount in million €	Own held by the Group (nominal amount) in million €	Interest rate
Sinepia d.a.c.	Asset Backed Floating Rate Notes- Class A1	SME loans	8 August 2016	July 2035	6	—	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia d.a.c.	Asset Backed Floating Rate Notes- Class A2	SME loans	8 August 2016	July 2035	1	—	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia d.a.c.	Asset Backed Floating Rate Notes- Class A3	SME loans	8 August 2016	July 2035	2	—	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia d.a.c.	Asset Backed Floating Rate Notes- Class A4	SME loans	8 August 2016	July 2035	4	1	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia d.a.c.	Asset Backed Floating Rate Notes- Class M	SME loans	8 August 2016	July 2035	259	259	Paid quarterly at a rate of three month Euribor plus a margin of 300 bps
Sinepia d.a.c.	Asset Backed Floating Rate Notes- Class Z	SME loans	8 August 2016	July 2035	65	65	Paid quarterly at a rate of three month Euribor plus a margin of 500 bps

The major transactions regarding debt securities in issue and other borrowed funds after 30 September 2017 are as follows:

On 10 October 2017, the Bank issued a 3-year €750 million Covered Bond at 2.90% yield. The issue serves towards the Bank’s strategic objective to re-establish a recurring presence in the international capital markets and will accelerate the disengagement from the Emergency Liquidity Assistance, normalizing its funding profile.

NOTE 13:  Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which a provision has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of the pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate Statement of Financial Position, Income Statement and Cash Flow Statement, taking into account that at 30 September 2017 the Group has provided for cases under litigation the amount of €72 million (31 December 2016: €91 million).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated Statement of Financial Position. The Bank has been audited by the tax authorities up to and including the year 2010. The tax audit certificates for the years 2011, 2012, 2013, 2014, 2015 and 2016 were unqualified and issued by the independent auditor, Deloitte Certified Public Accountants S.A., on 27 July 2012, 27 September 2013, 10 July 2014, 30 October 2015, 30 September 2016 and 23 October 2017 respectively in accordance with article 82 of law 2238/1994 and article 65A of law 4174/2013. Based on Ministerial Decision 1006/05.01.2016 there is no exception from tax audit by the tax authorities to those entities that have been tax audited by the independent auditor and its tax audit certificate was unqualified. Therefore, the tax authorities may re-audit the tax books of the Bank for 2011-2016. For the subsidiaries and associates regarding unaudited tax years refer to Note 20.

Notes to the Financial Statements

Group

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual nominal amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Group
	30.09.2017	31.12.2016

Commitments to extend credit*	7	8
Standby letters of credit and financial guarantees written	2,956	2,910
Commercial letters of credit	211	239
Total	3,173	3,157

* Commitments to extend credit at 30 September 2017 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 30 September 2017 are €6,305 million (2016: €5,768 million).

d. Assets pledged

	Group
	30.09.2017	31.12.2016
Assets pledged as collateral	12,586	22,617

As at 30 September 2017, the Group has pledged mainly for funding purposes with the Eurosystem, other central banks and financial institutions, the following instruments:

•                  trading and investment debt securities of €5,341 million;

•                  loans and advances to customers amounting to €4,786 million; and

•                  covered bonds of a nominal value of €2,200 million backed with mortgage loans of total value of €3,648 million.

•                  securitized notes of a nominal value of €259 million backed with small business loans of €301 million

In addition to the pledged items presented in the table above, as at 30 September 2017, the group has pledged an amount of €321 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic, as well as Hellenic Republic Treasury bills of €166 million for trade finance purposes.

e. Operating lease commitments

	Group
	30.09.2017	31.12.2016

No later than 1 year	12	26
Later than 1 year and no later than 5 years	30	55
Later than 5 years	15	20
Total	57	101

Notes to the Financial Statements

Group

NOTE 14:  Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 30 September 2017 and 31 December 2016 was 9,147,151,527, with a nominal value of 0.30 Euro.

Share Capital — Total

Following the above, the total paid-up share capital and share premium of the Group, as at 30 September 2017 are as follows:

	Group
	# of shares	Par value	Share capital	Share premium	Total

Ordinary shares	9,147,151,527	0.30	2,744	13,866	16,610
Total share capital			2,744	13,866	16,610

Treasury shares

Treasury shares transactions are conducted by the Group subsidiary, NBG Securities S.A.  and are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2016	2,001,463	1
Purchases	150,099,503	34
Sales	(149,689,971)	(34)
At 31 December 2016	2,410,995	1

Purchases	75,238,684	22
Sales	(76,962,445)	(23)
At 30 September 2017	687,234	—

Notes to the Financial Statements

Group

NOTE 15:  Tax effects relating to other comprehensive income / (expense) for the period

	9 month period ended			9 month period ended
	30.09.2017			30.09.2016
Group	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	53	1	54	99	(11)	88
Less: Reclassification adjustments included in the income statement	33	—	33	(11)	(1)	(12)
Gain reclassified to income statement on disposal of Finansbank	—	—	—	(13)	3	(10)
Gain reclassified to income statement on disposal of UBB	(24)	2	(22)	—	—	—
Available-for-sale securities	62	3	65	66	(9)	57
Currency translation differences	(40)	—	(40)	(124)	—	(124)
Loss reclassified to income statement on disposal of Finansbank	—	—	—	2,742	—	2,742
Gain reclassified to income statement on disposal of the Funds	—	—	—	(35)	—	(35)
Currency translation differences	(40)	—	(40)	2,583	—	2,583
Cash flow hedge	—	—	—	(56)	11	(45)
Loss reclassified to income statement on disposal of Finansbank	—	—	—	31	(6)	25
Cash flow hedge	—	—	—	(25)	5	(20)
Net investment hedge	2	—	2	—	—	—
Loss reclassified to income statement on disposal of Finansbank	—	—	—	338	—	338
Net investment hedge	2	—	2	338	—	338
Total of items that may be reclassified subsequently to profit or loss	24	3	27	2,962	(4)	2,958
Other comprehensive income / (expense) for the period	24	3	27	2,962	(4)	2,958

NOTE 16:  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 9-month period ended 30 September 2017 and 30 September 2016 and the significant balances outstanding at 30 September 2017 and 31 December 2016 are presented below.

a. Transactions with members of the Board of Directors and management

The Group entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features.

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 30 September 2017, loans, deposits/liabilities and letters of guarantee, at Group level, amounted to €5 million, €5 million and NIL respectively (31 December 2016: €6 million, €5 million and NIL respectively).

Notes to the Financial Statements

Group

Total compensation to related parties amounted to €7 million (30 September 2016: €16 million of which €7 million from continuing operations) for the Group, mainly relating to short-term benefits and in particular salaries and social security contributions.

b. Transactions with subsidiaries, associates and joint ventures

At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group
	30.09.2017	31.12.2016

Assets	17	15
Liabilities	9	13
Letters of guarantee, contingent liabilities and other off balance sheet accounts	1	2

	9 month period ended
	30.09.2017	30.09.2016

Interest, commission and other income	2	12
Interest, commission and other expense	2	4

c. Transactions with other related parties

The total receivables of the Group from the employee benefits related funds as at 30 September 2017 amounted to €788 million (31 December 2016: €723 million). The interest income for the Group amounted to NIL.

The total payables of the Group to the employee benefits related funds as at 30 September 2017, amounted to €121 million (31 December 2016: €146 million).

d. Hellenic Financial Stability Fund

Taking into consideration the HFSF Law, the Relationship Framework Agreement (“RFA”) between the Bank and the HFSF that was signed in December 2015, the fact that HFSF holds 40.4% of the Bank’s ordinary shares, of which 38.92% with full voting rights and that HFSF has representation in the Bank’s Board of Directors and other Board Committees of the Bank, HFSF is considered a related party of the Group. On 9 December 2016, the Bank paid to HFSF €165 million relating to the coupon of the contingent convertible bonds (“CoCos”). On 15 December 2016, the Bank proceeded to the repayment of the CoCos amounting to €2,029 million which had been issued in December 2015 and were held by the HFSF. Also, on the same date the Bank paid the accrued interest for the period 9-15 December 2016 amounting to €3 million. Other than the ordinary shares issued by the Bank and held by HFSF and the transactions presented above, no material transactions or balances exist with HFSF.

NOTE 17:  Capital adequacy

In June 2013, the European Parliament and the Council of Europe issued Directive 2013/36/EU and Regulation (EU) No 575/2013 (known as CRD IV and CRR respectively), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). Directive 2013/36/EU has been transported into Greek Law by virtue of Greek Law 4261/2014 and Regulation (EU) No 575/2013 has been directly applicable to all EU Member States since 1 January 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.

Regulation (EU) No 575/2013 defines the minimum capital requirements (Pillar 1 requirements) and Directive 2013/36/EU defines the combined buffer requirements for EU institutions. In addition, Directive 2013/36/EU provides (Art. 97 et seq.) that Competent Authorities regularly carry out the Supervisory Review and Evaluation process (“SREP”), to assess and measure risks not covered, or not fully covered, under Pillar 1 and determine additional capital and liquidity requirements (Pillar 2 requirements). SREP is conducted under the lead of the ECB. The SREP decision is tailored to each bank’s individual profile.

The table below summarises Pillar 1 & 2 capital requirements for NBG Group for 2017:

	CET1 Capital Requirements	Total Capital Requirements
Pillar 1	4.5%	8.0%
Pillar 2	3.0%	3.0%
Capital Conservation Buffer (2017)	1.25%	1.25%
Total	8.75%	12.25%

Notes to the Financial Statements

Group

The capital adequacy ratios for the Group, according to the CRD IV transitional provisions, are presented in the table below:

	Group
	30.09.2017	31.12.2016

Common Equity Tier 1	16.8%	16.3%
Tier I	16.8%	16.3%
Total	16.8%	16.3%

DTC Law

Article 27A of Law 4172/2013, (“DTC Law”), as currently in force, allows credit institutions, under certain conditions, and from 2017 onwards to convert deferred tax assets (“DTAs”) arising from (a) private sector initiative (“PSI”) losses, (b) accumulated provisions for credit losses recognized as at 30 June 2015, (c) losses from final write off or the disposal of loans and (d) accounting write offs, which will ultimately lead to final write offs and losses from disposals, to a receivable (“Tax Credit”) from the Greek State. Items (c) and (d) above were added with Law 4465/2017 enacted on 29 March 2017. The same Law 4465/2017 provided that Tax Credit cannot exceed the tax corresponding to accumulated provisions recorded up to 30 June 2015 less (a) any definitive and cleared tax credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

The main condition for the conversion of DTAs to a Tax Credit is the existence of an accounting loss on a solo basis of a respective year, starting from accounting year 2016 and onwards. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year’s losses) on a solo basis and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. The Tax Credit may be offset against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue warrants to the Greek State conversion rights for an amount of 100% of the Tax Credit in favour of the Greek State that was not offset against income taxes payable and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these conversion rights. The reserve will be capitalized with the issuance of common shares in favour of the Greek State. This legislation allows credit institutions to treat such DTAs as not “relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving a credit institution’s capital position.

Furthermore, Law 4465/2017 amended article 27 “Carry forward losses” by introducing an amortization period of 20 years for losses due to loan write offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

On 7 November 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved to include the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

As of 30 September 2017, the amount of DTAs that were eligible for conversion to a receivable from the Greek State subject to the DTC Law was EUR 4.7 billion (2016: EUR 4.8 billion). The conditions for conversion rights were not met in the year ended 31 December 2016 and no conversion rights are deliverable in 2017.

2018 Stress Test

In 2018, four Greek Systemic Banks will be subject to a Stress Test Exercise carried out by the ECB in close collaboration with the Bank of Greece. The exercise will be performed according to the methodology, scenarios and templates developed by the European Banking Authority (EBA). The 2018 Stress Test for the four Greek Banks will be conducted as of the beginning of next year and is expected to be finalized by May 2018.

Notes to the Financial Statements

Group

NOTE 18:  Fair value of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values
	30.9.2017	30.9.2017
Financial Assets
Loans and advances to customers	38,072	36,139
Held-to-maturity investment securities	423	425
Loans-and-receivables investment securities	3,223	2,656

Financial Liabilities
Due to customers	38,795	38,836
Debt securities in issue	288	288
Other borrowed funds	173	173

	Carrying amounts	Fair values
	31.12.2016	31.12.2016

Financial Assets
Loans and advances to customers	41,643	38,992
Held-to-maturity investment securities	149	245
Loans-and-receivables investment securities	10,099	9,607

Financial Liabilities
Due to customers	39,932	39,894
Debt securities in issue	536	535
Other borrowed funds	137	137

The following methods and assumptions were used to estimate the fair values of the above financial instruments 30 September 2017 and 31 December 2016:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Held-to-maturity and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity and credit quality debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

Notes to the Financial Statements

Group

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s statement of financial position at fair value by fair value measurement level at 30 September 2017 and 31 December 2016:

Financial instruments measured at fair value - Group

	Fair value measurement using
As at 30 September 2017	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	421	1,323	—	1,744
Derivative financial instruments	32	3,498	33	3,563
Available-for-sale investment securities	80	739	8	827
Total	533	5,560	41	6,134

Liabilities
Due to customers designated as at fair value through profit or loss	—	763	—	763
Derivative financial instruments	—	3,790	8	3,798
Total	—	4,553	8	4,561

	Fair value measurement using
As at 31 December 2016	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	299	1,572	8	1,879
Derivative financial instruments	11	4,437	34	4,482
Available-for-sale investment securities	971	1,624	9	2,604
Insurance related assets and receivables	173	117	—	290
Total	1,454	7,750	51	9,255

Liabilities
Due to customers designated as at fair value through profit or loss	—	527	—	527
Derivative financial instruments	5	5,142	22	5,169
Total	5	5,669	22	5,696

The tables below present the fair values for the assets and liabilities classified as held-for-sale in the Group’s Statement of Financial Position and are measured at fair value for 30 September 2017 and 31 December 2016 :

Held for Sale Operations - Financial instruments measured at fair value

	Fair value measurement using
As at 30 September 2017	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	4	10	—	14
Derivative financial instruments	—	2	—	2
Available-for-sale investment securities	913	1,302	—	2,215
Insurance related assets and receivables	167	123	—	290
Total	1,084	1,437	—	2,521

Notes to the Financial Statements

Group

Held for Sale Operations - Financial instruments measured at fair value

	Fair value measurement using
As at 31 December 2016	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	—	563	—	563
Available-for-sale investment securities	3	329	6	338
Total	3	892	6	901

Liabilities
Derivative financial instruments	—	2	—	2
Total	—	2	—	2

Transfers between Level 1 and Level 2

No transfers of financial instruments between Level 1 and Level 2 occurred in 2017.

Level 3 financial instruments

Level 3 financial instruments at 30 September 2017 and 31 December 2016 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 30 September 2017 and 31 December 2016, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the periods ended 30 September 2017 and 31 December 2016, transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

Reconciliation of fair value measurements in Level 3 — Group

	2017
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities
Balance at 1 January	8	12	9
Gain / (losses) included in Income statement	—	12	—
Purchases	—	3	—
Settlements	(8)	—	—
Transfer into/ (out of) level 3	—	(2)	—
Balance at 30 September	—	25	9

Notes to the Financial Statements

Group

	2016
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities
Balance at 1 January	13	7	48
Gain / (losses) included in Income statement	(1)	(10)	34
Gain / (losses) included in OCI	—	—	(32)
Purchases	—	3	—
Sales	—	—	(35)
Settlements	(4)	(1)	—
Transfer into/ (out of) level 3	—	(10)	—
Balance at 30 September	8	(12)	15

Gains or losses included in the income statement have been reported in Net trading income / (loss) and results from investment securities except for bonds’ amortisation of premium / discount which amounts to NIL for both the Group for the period ended 30 September 2017 and 30 September 2016.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss and net derivative financial instruments amount for the period ended 30 September 2017, for both the Group Nil and €17 million respectively (30 September 2016: Nil, €(9)million respectively).

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

Notes to the Financial Statements

Group

Quantitative Information about Level 3 Fair Value Measurements  30 September 2017

	Fair Value (€		Significant Unobservable	Range of Inputs
Financial Instrument	million)	Valuation Technique	Input	Low		High
Available-for-Sale investment securities	9	Price Based	Price	93.76		93.76
Interest Rate Derivatives	5	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100	bps	1000	bps
	5	Discounted Cash Flows	FX Pair Correlation	-50.00%		100.00%
	12	Monte Carlo Simulation	Volatility of Stock Price	45.00%		45.00%
Other Derivatives	3	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	70	bps	1000	bps

Quantitative Information about Level 3 Fair Value Measurements  31 December 2016

	Fair Value (€		Significant Unobservable	Range of Inputs
Financial Instrument	million)	Valuation Technique	Input	Low		High
Financial assets at fair value through profit or loss	8	Price Based	Price	101.24		101.24
Available-for-Sale investment securities	9	Price Based	Price	93.76		93.76
Interest Rate Derivatives	6	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	1000	bps	1000	bps
	(1)	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	12.60%		99.30%
	4	Discounted Cash Flows	FX Pair Correlation	-50.00%		99.30%
	16	Monte Carlo Simulation	Volatility of Stock price	39.00%		39.00%
Other Derivatives	(13)	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	70	bps	70	bps

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors. Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include, interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Other derivatives include derivatives for which the bilateral credit risk adjustment is significant in comparison to the fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Notes to the Financial Statements

Group

NOTE 19:  Acquisitions, disposals and other capital transactions

Sale of Bulgarian Operations

On 13 June 2017, the Group disposed of its Bulgarian Operations to KBC Bank NV (“KBC”). The consideration was €610 million. The transaction included the transfer of NBG’s 99.91% stake in United Bulgarian Bank AD (“UBB”) and 100% stake in Interlease EAD (“Interlease”). In addition, KBC repaid the €26 million of subordinated debt that NBG had extended to UBB and the €70 million of loans that the Group had extended to Interlease.

Period ended 30 September 2017
Assets
Cash and balances with central banks	61
Due from other banks	630
Trading securities	584
Loans and advances to customers	2,005
Investment securities	335
Investment property	15
Equity method investments	6
Intangible assets	4
Property, plant and equipment	23
Deferred tax assets	2
Other assets	87
Total assets	3,752

Liabilities
Due to other banks	169
Derivative financial instruments	2
Due to customers	2,944
Debt securities in issue	28
Retirement benefit obligations	6
Other liabilities	15
Total liabilities	3,164

Net Assets disposed of	588

Gain on disposal of Bulgarian Operations

Period ended 30 September 2017

Consideration received less costs to sell	599
Net Assets disposed of	(588)
Non-controlling interests	1
Cumulative gain on available-for-sale financial assets reclassified from equity to profit or loss	22
Gain on disposal	34

The gain on disposal is included in the Profit / (loss) for the period from discontinued operations (see Note 9).

Net cash inflow on disposal of Bulgarian Operations

Period ended 30 September 2017

Consideration received in cash and cash equivalents less costs to sell	599
Less: Cash and cash equivalent balances disposed of	(220)
Net consideration	379
Repayment by KBC of subordinated debt and loans that NBG Group had extended to Bulgarian Operations	96
Net cash inflow	475

Notes to the Financial Statements

Group

Furthermore, in the context of the disposal of Bulgarian Operations, Ethniki Hellenic General Incurance SA disposed of its 20% and 30% stake in UBB Insurance Broker AD and UBB-Metlife Life insurance Company AD, respectively, for €10.5 million and the gain amounted to €7 million. The gain is included in the Profit / (loss) for the period from discontinued operations (see Note 9).

Sale of Finansbank

On 15 June 2016, the Group disposed of Finansbank A.Ş. to Qatar National Bank S.A.Q. (“QNB”). The consideration was €2,750 million. The transaction included the transfer of NBG’s 29.87% stake in Finans Finansal Kiralama A.Ş, 0.2% stake in Finans Yatırım Menkul Degerler A.Ş. and 0.02% stake in Finans Portfoy Yonetimi A.Ş. In addition, QNB repaid the $910 million of subordinated debt that NBG had extended to Finansbank.

Analysis of assets and liabilities over which control was lost

Year ended 31 December 2016
Assets
Cash and balances with central banks	3,663
Due from other banks	168
Trading securities	24
Derivative financial instruments	1,375
Loans and advances to customers	18,875
Investment securities	3,152
Deferred tax assets	28
Other assets	373
Total assets	27,658

Liabilities
Due to other banks	3,090
Derivative financial instruments	646
Due to customers	15,312
Debt securities in issue	1,547
Other borrowed funds	3,039
Retirement benefit obligations	44
Current income taxes	20
Other liabilities	1,200
Total liabilities	24,898

Net Assets disposed of	2,760

Loss on disposal of Finansbank

Year ended 31 December 2016

Consideration received less costs to sell	2,724
Net Assets disposed of	(2,760)
Non-controlling interests	10
Cumulative exchange loss in respect of the net assets of Finansbank reclassified from equity to profit or loss	(2,742)
Cumulative gain on available-for-sale financial assets of Finansbank reclassified from equity to profit or loss	10
Cumulative loss of cash flow hedging of derivatives of Finansbank reclassified from equity to profit or loss	(25)
Cumulative loss of hedging of net investment in Finansbank reclassified from equity to profit or loss	(338)
Loss on disposal	(3,120)

The loss on disposal is included in the loss for the 9 month period ended 30 September 2016 from discontinued operations (see Note 9)

Net cash inflow on disposal of Finansbank

Year ended 31 December 2016

Consideration received in cash and cash equivalents less costs to sell	2,724
Less: Cash and cash equivalent balances disposed of	(710)
Net consideration	2,014
Repayment by QNB of subordinated debt that NBG had extended to Finansbank	828
Net cash inflow	2,842

Notes to the Financial Statements

Group

Sale of NBGI Private Equity Funds

On 30 September 2016, the Group disposed of its interests in 11 Limited Partnerships held directly or indirectly by NBG and managed by NBGI PE Limited to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The consideration was €288 million.

Analysis of assets and liabilities over which control was lost

Year ended 31 December 2016
Assets
Due from other banks	113
Investment securities	50
Investment property	159
Investments in associates	46
Goodwill	20
Property, plant and equipment	101
Other assets	112
Total assets	601
Liabilities
Other liabilities	324
Total liabilities	324
Net Assets disposed of	277

Gain on disposal of NBGI PE Funds

Year ended 31 December 2016

Consideration received less costs to sell	274
Net Assets disposed of	(277)
Cumulative exchange gain in respect of the net assets of NBGI PE Funds reclassified from equity to profit or loss	35
Cumulative gain on available-for-sale financial assets of NBGI PE Funds reclassified from equity to profit or loss	9
Gain on disposal	41

The gain on disposal relating to amounts reclassified from OCI, of €44 million is presented in net trading income / (loss) and results from investment securities while the remaining €3 million is presented within net other income / (expense).

Net cash inflow on disposal of NBGI PE Funds

Year ended 31 December 2016

Consideration received in cash and cash equivalents less costs to sell	274
Less: Cash and cash equivalent balances disposed of	(113)
Net cash inflow	161

Other transactions

On 19 January 2017, the Boards of Directors of the Bank, NBG Training Center S.A. and Bancassurance (wholly owned subsidiaries of the Bank), agreed the merger of the three companies through absorption of the two latter by the Bank. The merger date was agreed to be 31 January 2017 and accounted for at carrying values. On 27 June 2017 the Boards of Directors of the companies approved the Draft Merger Agreement.

On 20 January 2017, following the decision of NIC BoD on 13 January 2017, the Group’s subsidiary National Insurance Brokers S.A. was disposed of for a consideration of €1.2 million.

Notes to the Financial Statements

Group

NOTE 20:  Group companies

		Tax years	Group
Subsidiaries	Country	unaudited	30.09.2017	31.12.2016

National Securities S.A.	Greece	2009-2016	100.00%	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	2009-2016	100.00%	100.00%
Ethniki Leasing S.A.	Greece	2010-2016	100.00%	100.00%
NBG Property Services S.A.	Greece	2010-2016	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2010-2016	100.00%	100.00%
NBG Bancassurance S.A. (4)	Greece	—	—	100.00%
Innovative Ventures S.A. (I-Ven)(2)	Greece	2005-2016	100.00%	100.00%
Ethniki Hellenic General Insurance S.A. (1)	Greece	2010-2016	100.00%	100.00%
Audatex Hellas S.A.(1) (2)	Greece	2010-2016	70.00%	70.00%
National Insurance Brokers S.A. (3)	Greece	—	—	95.00%
Grand Hotel Summer Palace S.A.	Greece	2010-2016	100.00%	100.00%
NBG Training Center S.A.(4)	Greece	—	—	100.00%
KADMOS S.A.	Greece	2010-2016	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2016	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2016	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2016	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2016	78.04%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2016	100.00%	100.00%
Ethniki Factors S.A.	Greece	2010-2016	100.00%	100.00%
NBG Pangaea REIC	Greece	2010-2016	32.66%	32.66%
Karolou S.A.	Greece	2010-2016	32.66%	32.66%
FB Insurance Agency Inc (2)	Greece	2012-2016	99.00%	99.00%
Probank M.F.M.C	Greece	2010-2016	100.00%	100.00%
Profinance S.A.(2)	Greece	2010-2016	100.00%	100.00%
Probank Leasing S.A.	Greece	2009-2016	84.71%	84.71%
NBG Insurance Brokers S.A.	Greece	2010-2016	99.98%	99.98%
NBG Malta Holdings Ltd	Malta	2006-2016	100.00%	100.00%
NBG Bank Malta Ltd	Malta	2005-2016	100.00%	100.00%
United Bulgarian Bank A.D. - Sofia (UBB)(5)	Bulgaria	—	—	99.91%
UBB Asset Management Inc.(5)	Bulgaria	—	—	99.92%
UBB Insurance Broker A.D. (5)	Bulgaria	—	—	99.93%
UBB Factoring E.O.O.D.(5)	Bulgaria	—	—	99.91%
Interlease E.A.D., Sofia (5)	Bulgaria	—	—	100.00%
Interlease Auto E.A.D. (5)	Bulgaria	—	—	100.00%
Hotel Perun — Bansko E.O.O.D.(5)	Bulgaria	—	—	100.00%
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013-2016	100.00%	100.00%
Bankteco E.O.O.D.	Bulgaria	2016	100.00%	100.00%
Banca Romaneasca S.A.(1)	Romania	2011-2016	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2012-2016	100.00%	99.33%
S.C. Garanta Asigurari S.A.(1)	Romania	2003-2016	94.96%	94.96%
ARC Management One SRL (Special Purpose Entity)	Romania	2013-2016	100.00%	100.00%
Egnatia Properties S.A.	Romania	2012-2016	32.66%	32.66%
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2011-2016	100.00%	100.00%
NBG Leasing d.o.o. Belgrade(1)	Serbia	2004-2016	100.00%	100.00%
NBG Services d.o.o. Belgrade(1)	Serbia	2009-2016	100.00%	100.00%
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2014-2016	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2011-2016	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006 & 2008-2016	100.00%	100.00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100.00%	100.00%
NBG Management Services Ltd	Cyprus	2012-2016	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd(1)	Cyprus	2004-2016	100.00%	100.00%
Ethniki General Insurance (Cyprus) Ltd(1)	Cyprus	2004-2016	100.00%	100.00%
National Insurance Agents & Consultants Ltd(1)	Cyprus	2004-2016	100.00%	100.00%
Quadratix Ltd	Cyprus	2016	32.66%	32.66%
The South African Bank of Athens Ltd (S.A.B.A.)(1)	S. Africa	2016	99.82%	99.81%
NBG Asset Management Luxemburg S.A.	Luxembourg	2016	100.00%	100.00%
NBG International Ltd	U.K.	2003-2016	100.00%	100.00%
NBGI Private Equity Ltd(2)	U.K.	2003-2016	100.00%	100.00%
NBG Finance Plc	U.K.	2003-2016	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2016	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2016	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%
Titlos Plc (Special Purpose Entity)	U.K.	2016	—	—
Spiti Plc (Special Purpose Entity) (6)	U.K.	—	—	—
Autokinito Plc (Special Purpose Entity)(6)	U.K.	—	—	—
Agorazo Plc (Special Purpose Entity)(6)	U.K.	—	—	—
SINEPIA Designated Activity Company (Special Purpose Entity)	Ireland	—	—	—
NBGI Private Equity S.A.S.(7)	France	—	—	—
NBG International Holdings B.V.	The Netherlands	2016	100.00%	100.00%
Nash S.r.L.	Italy	2012-2016	32.66%	32.66%
Fondo Picasso	Italy	2012-2016	32.66%	32.66%
Banka NBG Albania Sh.a.	Albania	2013-2016	100.00%	100.00%

Notes to the Financial Statements

Group

(1) Ethniki Hellenic General Insurance S.A. and its subsidiaries, Banca Romaneasca S.A., Vojvodjanska Banka a.d. Novi Sad, NBG Leasing d.o.o. Belgrade and its subsidiary,  and The South African Bank of Athens Ltd (S.A.B.A.), have been reclassified  to Non-current Assets held for sale. (See Note 9).

(2) Companies under liquidation.

(3) National Insurance Brokers S.A. was disposed of in January 2017.

(4)  On 19 January 2017, the Board of Directors of the Bank, NBG Training Center S.A. and NBG Bancassurance S.A. agreed the merger of the three companies through absorption of the two latter by the Bank.

(5) The transfer of the Group’s entire stake in United Bulgarian Bank A.D ,Interlease E.A.D. and their subsidiaries , was completed on 13 June 2017 (See Note 19)

(6) SPVs Spiti Plc, Autokinito Plc, and Agorazo Plc were disolved in June 2017.

(7) Company was disolved in October 2016.

The Group’s equity method investments are as follows:

		Tax years	Group
	Country	unaudited	30.09.2017	31.12.2016

Social Security Funds Management S.A.	Greece	2010-2016	20.00%	20.00%
Larco S.A.	Greece	2009-2016	33.36%	33.36%
Eviop Tempo S.A.	Greece	2011-2016	21.21%	21.21%
Teiresias S.A.	Greece	2010-2016	39.93%	39.93%
Planet S.A.	Greece	2009-2016	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2010-2016	21.83%	21.83%
SATO S.A.	Greece	2006-2016	23.74%	23.74%
Olganos S.A.	Greece	2014-2016	33.60%	33.60%
UBB Metlife Life Insurance Company A.D.(1)	Bulgaria	—	—	59.97%
Drujestvo za Kasovi Uslugi AD (Cash Service Company)(1)	Bulgaria	—	—	19.98%

(1) Reclassified to Non-Current Assets held for sale in 2016 and disposed in 2017 in the context of the disposal of United Bulgarian Bank A.D.

NOTE 21:  Events after the reporting period

On 15 November 2017, the Bank announced that its Board of Directors has resolved to voluntarily terminate the amended and restated deposit agreement dated May 28, 1998, between NBG and The Bank of New York Mellon, as depositary relating to its American Depositary Receipts each representing one ordinary share (“ADRs”). This resolution was adopted following the suspension of trading in the ADRs by the New York Stock Exchange (the “NYSE”) and, pursuant to a Form 25 filed by the NYSE with the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2015, the ADRs were delisted from the NYSE. NBG intends to file a Form 15F with the SEC once it meets the criteria for terminating its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended. Following the termination of NBG’s ADR program, the underlying ordinary shares of NBG will continue to trade on the Athens Exchange.

Other events after the reporting period are disclosed in Notes 2.2, 8 and 12.

NOTE 22:  Reclassification of financial assets

In 2015, the Group reclassified certain available-for-sale securities as loans-and-receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Group has the intention and ability to hold them for the foreseeable future or until maturity. On 30 September 2017, the carrying amount and fair value of the reclassified bonds which are still held by the Group is €65 million and €86 million respectively. During the period ended 30 September 2017, the Group recognised interest income of €17 million and loss charged in the income statement of €51 million. Had these securities not been reclassified, other comprehensive income of the Group, net of tax, for the period ended 30 September 2017, would have been higher by €25 million.

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 September 2017, the carrying amount of the securities reclassified in 2010 and still held by the Group is €943 million. The fair value of these securities on 30 September 2017 is €343 million. During the period ended 30 September 2017, the Group recognized interest income of €9 million and loss in the income statement of €43 million. Had these securities not been reclassified, the other comprehensive income, net of tax, for the period ended 30 September 2017 would have been lower by €5 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)
Date: November 22nd, 2017

Chief Financial Officer

/s/ George Angelides
(Registrant)
Date: November 22nd, 2017

Director, Financial Division